AGRIA CORPORATION 21/F Tower B, Ping An IFC 1-3 Xinyuan South Road, Chaoyang District, Beijing 100027 Tel: +86 10 8438 1060 Fax: +86 10 8438 1003
April 5th, 2011
VIA EDGAR AND FACSIMILE
Tia Jenkins
John T. Archfield Jr.
Ryan Milne
Division of Corporation Finance
Mailstop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Fax: +1 (703) 813-6963

Re:	Agria Corporation Form 20-F for the Year Ended December 31, 2009 Filed June 29, 2010 Response Letter dated March 4, 2011 File No. 001-33766
Dear Ms. Jenkins and Mr. Archfield:
This letter sets forth the responses of Agria Corporation (the “Company”) to the comments contained in the letter dated March 23, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) and the response letter dated March 4, 2011.
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Item 5. Operating and Financial Review and Prospects, page 40
D. Trend Information, page 57
1.	We note from your response to comment one of our letter dated February 17, 2011 that you do not believe the proposed divestiture of P3A was probable, because it was subject to approval by the audit committee. In Item 7 of your Form 20-F you disclose numerous related party transactions. Please describe to us the number and nature of related party transactions that the audit committee has rejected over the past three years, and explain to us how you considered the audit committee’s history in approving related party transactions in determining that its approval of the P3A divestiture was not probable.
The Company advises the Staff that Agria’s audit committee was formed in 2007 following the company’s initial public offering. Prior to its assessment of the proposed P3A transaction, the audit committee did not reject any related party transactions. However, the nature of the P3A transaction was materially different from the other related party transactions disclosed in Item 7 of the Company’s 2009 20-F.
Management considers the related party transactions disclosed in Item 7 to fall into one of two categories:
1.	Transactions that are continuations or consequences of commercial arrangements that pre-date the IPO; and

2.	Transactions arising from commercial arrangements entered into subsequent to the IPO.
1.	Related party transactions arising from commercial arrangements that pre-date the IPO
Because these transactions either pre-dated, and therefore were the subject of significant scrutiny at the time of the IPO, or were continuations of pre-IPO commercial arrangements, management believes that it was always probable that these transactions would not be rejected by the Audit Committee.
The commercial arrangements that pre-date the IPO disclosed as related party transactions in Item 7 of the 2009 20-F are:
a)	Contractual arrangements with P3A and its shareholders (“VIE arrangements”):
i.	Power of Attorney;

ii.	Equity Pledge Agreement;

iii.	Exclusive Call Option Agreement;

iv.	Exclusive Technology Development, Technical Support and Service Agreement;

v.	Exclusive Consultancy Service Agreement;

vi.	Proprietary Technology License Agreement; and

vii.	Letter of Undertaking.

b)	Other transactions with P3A and its affiliates:
i.	Confirmation of equity rights transfer to P3A from individuals that were former shareholders;

ii.	Proprietary technology transfer agreement between Agria China and P3A;

iii.	Proprietary technology transfer agreement between P3A and P3A Academy;

iv.	Transfer of forest ownership agreement from Taiyuan Relord to P3A;

v.	Lease of land by P3A from Taiyuan Relord for growing date trees;

vi.	Guarantee of short-term borrowings of Taiyuan Baojia;

vii.	BCL short term loan to China Victory repaid in November 2007;

viii.	Sale of seedlings from P3A to Taiyuan Relord;

ix.	Pre-IPO private placements;

x.	Pre-IPO Registration Rights Agreement;

xi.	Pre-IPO Undertaking Agreement; and

xii.	Pre-IPO Shareholders Agreement.
c)	Issuance of share options: this issuance was under the 2007 share incentive plan approved as part of the IPO and implemented in 2007 prior to the IPO.
2.	Related party transactions arising from commercial arrangements entered into after to the IPO.
The commercial arrangements entered into subsequent to the IPO disclosed as related party transactions in Item 7 of the 2009 20-F are:
1.	Contractual VIE agreements with Agria Agriculture and Zhongyuan and their respective shareholders similar to those entered into with P3A pre-IPO. Management believed it was probable that the audit committee would not reject these arrangements.

2.	The raising of external debt by P3A where a related party, Taiyuan Relord, provided a guarantee in relation to the amount of debt raised. The nature of this related party transaction was to reduce risk to the Company and therefore management believed that it was probable that the audit committee would not reject this arrangement.

3.	The waiver of amounts due from P3A. From a substantive accounting perspective, this was an intercompany transaction, but was treated as a related party transaction due to the VIE relationship. The waiver had no material effect on the consolidated financial statements of the Company and therefore management believed that it was probable that the audit committee would not reject the waiver.

The P3A transaction was materially different in nature to all of the above transactions in that it entailed the disposition of assets that constituted at the time the majority of the Company’s ability to generate revenue and the majority of its employees. As such, management did not believe that the audit committee’s prior history in approving related party transactions was relevant to its determination that approval was not probable. Management based this determination on the nature of the transaction, which required careful consideration and scrutiny by the audit committee. Therefore, management did not believe that it was in a position to consider the audit committee’s approval probable at the time the 2009 20-F was filed, particularly in light of the timing of the independent reports issued and delivered to the audit committee on which it would base its decision, as two of the four key reports were not available to the audit committee at the time of the filing of the 2009 20-F. Please see our response to comment 2 below.
2.	We note the audit committee reviewed legal due diligence reports, valuation appraisals from third-party appraisers and financial due diligence by an accounting advisor. Please provide us with a detailed timeline of the preparation of each of these reports and the meetings and resolutions of the audit committee.
The Company advises the Staff that the following reports were prepared for the management and audit committee consideration:
1.	A valuation report by Jones Lang LaSalle Sallmanns of the 100% equity interest in Taiyuan Primalights III Modernized Agriculture Development Co., Ltd (P3A). This report was dated May 9, 2010.

2.	A financial and valuation report by PricewaterhouseCoopers of Agria Corporation. This report was dated May 19, 2010.

3.	A legal report on the transfer of leased land between P3A and Agria. This legal report was dated July 8, 2010.

4.	A valuation report by Jones Lang LaSalle Sallmanns of the rental prepayment for nine tracts of land in Shanxi province. This report was dated July 9, 2010.
The audit committee received these reports as they became available including draft reports shortly before the transaction was approved. The committee deliberated over these reports in earnest from the 7th to the 9th of July the and met on July 9, 2010 to consider the transaction. The audit committee approved the transaction by way of written resolutions dated July 9, 2010.

Note 3. Investment in PGW, page F-24
3.	We note in your response to comment three of our letter dated February 17, 2011 that you intend to file Rule 3-09 financial statements for PGW at the time of the 20-F and will amend the 20-F/A filed on December 30, 2010 when PGW’s financial for the subsequent period is available. Please clarify for us your intentions going forward with respect to the timing of the filing of Rule 3-09 financial statements for PGW, and tell us why you plan to further amend your Form 20-F/A that was filed on December 30, 2010.
The Company advises the Staff that it has made a partial offer for control of PGW as disclosed to the New York Stock Exchange and New Zealand Stock Exchange in January 2011. The closing of the offer is expected to take place in April 2011. If the offer is successful, PGW will, assuming, as management expects, that all consolidation criteria are met, be consolidated into the Agria’s financial reporting after closing and the issue will fall away for the periods ending after December 31, 2010.
The Company proposes filing Rule 3-09 financial statements for PGW for the year ended June 30, 2010 with its 2010 20-F filing.
The Company had previously planned to further amend the 2009 20-F to include subsequent PGW financial information in an effort to be as transparent as possible with respect to this investment. The Company now advises Staff that it sees the confusion that this might cause. Therefore, until such time as Rule 3-09 financial information is no longer required for PGW and while PGW does not have the same fiscal year as Agria, the Company will file its 20-F with lagging Rule 3-09 financial statements and later amend the 20-F to include leading information when it becomes available (typically in the fourth calendar quarter of each year).
*   *   *   *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the undersigned at +86 (10) 8438-1005, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
By:	/s/ Xie Tao
Xie Tao
Chief Executive Officer

cc:	David Zhang, Esq., Latham & Watkins